EXHIBIT 99.1
                                                                    ------------



COMPTON PETROLEUM ANNOUNCES THIRD QUARTER 2003 RESULTS

     CALGARY, Nov. 20/CNW/ - Compton Petroleum Corporation (TSX - CMT) is pleased to announce its financial and operating results for the three months ended September 30, 2003.


     Highlights

     -  Outstanding drilling results, 52 wells drilled with a 98% success rate
     -  Facility constraints being resolved
     -  Record year to date net earnings and cash flow

     FINANCIAL SUMMARY

                                                   THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                      SEPTEMBER 30,                         SEPTEMBER 30,
     ($000S EXCEPT PER SHARE AMOUNTS)        2003         2002       CHANGE           2003          2002     CHANGE
     --------------------------------------------------------------------------------------------------------------
     Gross revenue                         75,792       50,889          49%        251,541       147,455        71%
     Cash flow from operations(1)          34,870       19,760          76%        122,918        61,765        99%
        Per share- basic(1)                  0.30         0.17          76%           1.06          0.54        96%
                 - diluted(1)                0.28         0.17          65%           1.01          0.52        92%
     EBITDA(1)                             41,389       25,850          60%        142,311        74,691        89%
     Net earnings                          10,687        1,447         639%        107,331        15,945       573%
        Per share- basic                     0.09         0.01         800%           0.92          0.14       557%
                 - diluted                   0.09         0.01         800%           0.88          0.13       577%
     Capital expenditures                  53,225       38,265          39%        148,733        80,882        84%
     Weighted average shares (000s)
                   - basic                                                         116,354       113,428         3%
                   - diluted                                                       122,164       118,014         4%

(1) Cash flow and EBITDA are Non-GAAP measures. Cash flow represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. EBITDA represents earnings from operations before interest, taxes, depletion, depreciation and amortization and unrealized foreign exchange gain.

     OPERATING SUMMARY

                                                   THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                      SEPTEMBER 30,                         SEPTEMBER 30,
     (6:1 BOE CONVERSTION)                   2003         2002       CHANGE           2003          2002     CHANGE
     --------------------------------------------------------------------------------------------------------------
     Average production
        Natural gas (mmcf/d)                  111          110            1%           116          109          6%
        Liquids (bbls/d)                    5,710        6,417          -11%         5,895        6,541        -10%
        Total (boe/d)                      24,219       24,782           -2%        25,238       24,655          2%

     Average pricing
        Natural gas ($/mcf)                  5.62         3.23           74%          6.18         3.25         90%
        Liquids ($/bbl)                     35.06        30.76           14%         34.57        28.53         21%
        Total ($/boe)                       34.02        22.32           52%         36.51        21.91         67%
     Cash flow netback ($/boe)              15.65         8.67           81%         17.84         9.18         94%

     Earnings and Cash Flow

     Primarily as a result of increased commodity prices, Compton has realized record cash flow of $122.9 million for the nine months ended September 30, 2003. Record cash flow combined with a foreign exchange gain of $30 million, net of tax, on the Company's US$ denominated debt and a $37.1 million recovery of previously recorded future income taxes has resulted in record earnings of $107.3 million for the period.

     Production

     Production adds averaged approximately 1,200 boe per day for the third quarter, including Brant gas offloaded onto the ATCO sales line in Southern Alberta, more than offsetting corporate declines. Total average production for the period, however, was reduced by approximately 1,600 boe per day due to the scheduled tri-annual plant turnaround at Mazeppa during the last half of September and minor turnarounds at Bigoray and Worsley. A line break at Worsley further impacted production and delayed the tie-in of three wells drilled during the third quarter. As a result, third quarter production averaged 24,219 boe per day, a decrease of 1,440 boe per day from average production in the second quarter of 2003. The line break at Worsley has been repaired and all facilities are now back on-stream.

     Drilling Results

     -  52 wells drilled with a 98% success rate
     -  Hooker pool extended five miles to the North
     -  Success achieved in all areas of operations

     Compton drilled a record 52 gross wells (37 net) with a 98% success rate during the third quarter of 2003. The Company accelerated its drilling activity with great success after unseasonably wet spring weather and a lengthy break up period slowed second quarter activities. Five wells were drilled at Hooker resulting in the expansion of the pool to the North and the East. Fourteen Belly River wells encountered multiple sands at Gladys, Brant and Centron and extended the Company's Belly River play approximately six miles south and five miles east of its previous producing area. Drill results in all other areas of operation, including Niton and Callum were most encouraging.

     Facilities Expansion

     -  Commenced Mazeppa expansion
     -  Brant off-load completed
     -  Hooker pipeline restrictions eliminated

     Production growth throughout 2003 has been constrained by insufficient processing and pipeline capacity in Southern Alberta. With the acquisition of the Mazeppa and Gladys facilities and related infrastructure by Mazeppa Processing Partnership ("MPP"), Compton now controls and is accelerating expansion plans in accordance with the Company's drilling program in the area.

     Sour gas processing capacity at the Mazeppa gas plant was expanded by 10 mmcf per day to 90 mmcf per day during the turnaround of the plant. The turnaround is conducted on a routine basis every three years and resulted in the plant being shut down for 16 days. Turnaround was completed and the plant was back on-stream on October 5, 2003. Additionally, a 45 mmcf per day expansion of the sweet gas processing capacity at Mazeppa is proceeding. Engineering and design of the facilities is complete and the plant is targeted to be operational by year end. In early 2004 the combined sweet and sour processing capacity of the plant will have increased from 90 mmcf per day to 135 mmcf per day.

     At Brant, the offloading of gas production to the ATCO sales pipeline was completed and operational on July 25, 2003. This made available eight mmcf per day of capacity at Mazeppa which was immediately filled by existing gas behind pipe.

     Subsequent to September 30, 2003 Compton completed the final steps to remove all pipeline restrictions from the Hooker system with the twinning of 2.5 kilometers of pipeline immediately south of the Mazeppa gas plant. The Hooker pipeline system now has a capacity of 80 mmcf per day.

     Reserves

     Compton has engaged the international petroleum engineering and geological consulting firm of Netherland, Sewell & Associates, Inc., (NSAI), as independent reserve evaluators for the Company's reporting period ending December 31, 2003. As outlined in the Company's news release of November 19, 2003, the Company's decision to engage Netherland Sewell will ensure that its tight gas reserves are fairly evaluated, in a manner that is consistent with other exploration and production companies with comparable reserves, and in compliance with National Instrument 51-101. Compton has instructed Netherland Sewell to evaluate the Company's asset base for the year ending December 31, 2003. Compton is pleased to report that based on NSAI's preliminary technical review conducted in accordance with NI 51-101, the recognized ultimate reserves of the Hooker property (exclusive of 2003 reserve additions) will exceed the levels reported at year-end 2002, both on a proved and a proved plus probable basis.

     Outlook

     For the nine months ended September 30, 2003 Compton's average production was 25,238 boe per day, a modest increase over the 24,655 boe per day achieved for the comparable period in 2002. Production growth in 2003 has been constrained by weather related delays, plant turnarounds and most significantly, by insufficient gas processing capacity. Despite modest production growth, strong commodity prices have provided the company the cash flow necessary to pursue its budgeted capital expenditure program.

     Throughout 2003 Compton has focused on its established core areas and the exploration, development and expansion of its deeper tight gas reserves. The potential of such tight plays is only now being recognized in Canada as conventional reserves and production continue to decline. The Company's drilling program, including 45 exploratory wells, has achieved a 93% success rate. Historically, Compton has added reserves at a finding and development cost of less than $8.00 per proven boe (five year average). Compton is on target to achieve its budgeted 2003 164 well drill program and believes it will continue to add reserves at or near its historical cost.

     With relatively strong and stable commodity prices, facility capacity constraints nearing resolution, the Company's extensive land base and expanding tight gas plays, Compton is looking forward to 2004. The Company believes it is in a position to grow production and shareholder value.

     OPERATIONS REVIEW

     Drilling Summary

     Compton experienced exceptional drilling results in the third quarter, drilling a record 52 gross wells (37 net) with a 98% success rate. The Company accelerated its drilling activity in the third quarter after unseasonably wet spring weather and a lengthy break up period slowed second quarter activities. Of the 52 wells drilled, 23 were classified as exploratory and 29 as development wells. Three of the wells drilled in the third quarter are standing cased wells and are awaiting completion.

     Year to date 2003 drilling results are summarized below. Six wells awaiting completion and testing are not included in the table.


     AREA                           GAS          OIL           D&A         TOTAL           NET       SUCCESS
   ----------------------------------------------------------------------------------------------------------
     Southern Alberta                48            4             0            52            46          100%
     Central Alberta                 20            1             2            23            21           91%
     Peace River Arch                 6           11             5            22            17           77%
   ----------------------------------------------------------------------------------------------------------
     Total                           74           16             7            97            84           93%

     Southern Alberta

     Compton continued to explore and develop its extensive land position in Southern Alberta. In the third quarter of 2003, the Company drilled a total of 27 gross (24 net) wells in the area, 14 of which were exploratory and 13 were development wells. All were successful.

     The Company drilled three exploratory and two development wells targeting tight Basal Quartz sands at Hooker. The Hooker pool was extended five miles to the north as the result of an exploratory horizontal gas well drilled at 7-8-20-28W4. This well followed up two horizontal locations drilled in the northern extension of Hooker in the second quarter. Compton also continued the eastern development of the Hooker play with a successful gas well at 14-30-16-28W4. The location was identified with seismic and off set an exploratory well drilled in the second quarter which extended the pool two miles to the southeast.

     As part of the Company's future multi-well program in the foothills, Compton drilled and cased a development well at Callum. The tight gas sands at Callum are similar to other Belly River, Upper Cretaceous, multi-layered zones. Testing of the well will commence shortly. A second well spudded late in the third quarter has been cased and is also awaiting completion.

     During the first quarter of 2003, Compton drilled its third exploratory well at Aphrodite. Testing of the well was initiated in the second quarter and continued into the third quarter. The Company is encouraged with the results and will drill a further well in the Aphrodite area during the fourth quarter.

     After an unusually wet spring created drilling delays, Compton aggressively pursued its medium depth gas program in the third quarter. Fourteen wells targeting Belly River sands were drilled and cased at Gladys, Brant and Centron. All wells encountered multiple pay sections. Of the 14 wells drilled, nine were exploratory including seven step outs and two wells targeted new pools five miles south and east from the existing Belly River play.

     The Company drilled three successful development wells at Long Coulee, south of Vulcan. The wells targeted the Glauconite, Belly River and Sunburst zones. Follow up wells are being pursued.

     Central Alberta

     Compton drilled 14 gross (five net) wells in Central Alberta during the third quarter. At Niton, four development wells targeting Rock Creek and Gething sands were successful. Testing has commenced on 13-7-54-15W5 and 6-18-54-13W5, with positive results. A Cardium exploratory well drilled during the quarter was also successful. As a result of the success at Niton, Compton will pursue an aggressive drilling program in the area.

     Peace River Arch

     During the third quarter, Compton drilled 11 gross (nine net) wells in the Peace River Arch. The Worsely oil pool was extended a half mile to the north with the drilling of three Charlie Lake developmental step-out wells. Three follow up locations have been identified as a result. Additionally, the Company is planning the expansion of the Charlie Lake Worsely waterflood project.

     Three exploratory wells targeting the Charlie Lake and Dunvegan zones were drilled at Howard to follow up a successful Dunvegan gas well completed in the second quarter. At Pouce Coupe, Compton drilled a successful follow-up to its 2002 discovery well. Two further follow up locations are planned.

     Facilities

     Acquisition of the Mazeppa and Gladys gas plants and related infrastructure by Mazeppa Processing Partnership was completed during the second quarter. Financing of MPP is expected to close in the fourth quarter.

     A 16 day turnaround of the Mazeppa plant was completed by MPP on October 5, 2003. While performing regularly scheduled maintenance and inspections, upgrades were completed to the condensate stabilizer tower which increased the sour gas capacity of the Mazeppa plant by 10 mmcf per day to 90 mmcf per day. Minor turnarounds at Bigoray and Worsley were also completed.

     In addition to the 10 mmcf per day sour expansion at the Mazeppa plant, MPP is continuing with a 45 mmcf per day sweet gas expansion of the Mazeppa plant. Engineering and design of the facility is complete. The plant is targeted to be operational by the end of the year. Full utilization of the facilities requires the addition of a sweet gas line south of the plant. Installation of the line is currently underway.

     At Brant, the offloading of gas production to the ATCO sales pipeline was completed and operational on July 25, 2003, resulting in eight mmcf per day of capacity being available at Mazeppa, which was immediately filled by existing gas behind pipe.

     Compton completed the final step to remove all pipeline restrictions at Hooker with the twinning of 2.5 kilometers of pipeline immediately south of the Mazeppa gas plant. The Hooker pipeline system capacity is now 80 mmcf per day.

     2003 Guidance

     Compton has revised its 2003 guidance to reflect the impact of higher prices, wet spring weather and facility delays. Prolonged spring break up has reduced the number of wells the Company plans to drill in 2003 from 178 wells to 164 wells. Compton's drilling schedule is currently on track to meet its revised 164 well drilling program. Additionally, forecasted 2003 average production was amended from 28,000 boe per day to 26,500 boe per day, with an exit rate of approximately 29,000 boe per day. The decrease results directly from delays in spring drilling and facility constraints.

     Due to higher prices, Compton revised its 2003 cash flow to $182.0 million and 2003 budgeted capital expenditures to $191.0 million. The Company is currently finalizing its 2004 drilling program and 2004 guidance will be provided in mid December.

     MANAGEMENT'S DISCUSSION AND ANALYSIS

     Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements for the three and nine months ended September 30, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002, available in printed form on request and posted on the Company's website. Per barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas being equal to one barrel of oil (6 mcf = 1 boe).

     Included in the MD&A are references to terms commonly used in the oil and gas industry such as cash flow and cash flow per share. These terms are not defined by Generally Accepted Accounting Principles ("GAAP") in Canada. Consequently these are referred to as non-GAAP measures.

     Production

     Production adds averaged approximately 1,200 boe per day for the third quarter, including Brant gas offloaded onto the ATCO sales line in Southern Alberta, more than offsetting corporate declines. However, production for the period was reduced by approximately 1,600 boe per day due to a plant turnaround at Mazeppa during the last 12 days of September and minor turnarounds at Bigoray and Worsley. A line break at Worsley also impacted production and delayed the tie-in of wells drilled during the third quarter. As a result, third quarter production averaged 24,219 boe per day, a 2% decrease from the comparable quarter of 2002.

     Natural gas production averaged 111 mmcf per day, marginally higher compared to the same quarter last year. Liquids production, which includes both light oil and natural gas liquids, decreased 11% to 5,710 bbls per day from the corresponding quarter in 2002, reflecting reduced production from plant turnarounds and Compton's continuing focus on natural gas.

     Compton's natural gas and liquids production for the nine months ended September 30, 2003 is relatively flat in comparison with 2002. Natural gas production averaged 116 mmcf per day and liquids production averaged 5,895 bbls per day for the period.

     Revenue and Pricing

     Petroleum and natural gas revenue for the three and nine months ended September 30, 2003 increased significantly over comparable periods primarily due to higher commodity prices.

     In the third quarter of 2003, natural gas revenue was $57.4 million, an increase of 76% from the same period last year. Compton realized an average wellhead gas price of $5.62 per mcf in the three months ending September 30, 2003, an increase of 74% over the third quarter of 2002. The Company's realized third quarter 2003 gas price reflects a $0.02 per mcf loss from the Company's hedging program.

     Approximately 18% of the Company's natural gas production remains committed to aggregator contracts, which on average, received $0.83 per mcf less during the quarter than prices Compton received from non-aggregator volumes. The year to date 2003 average gas price was $6.18 per mcf, 90% higher than in the first nine months of 2002.

     Light oil and natural gas liquids revenue for the third quarter of 2003 was $18.4 million compared to $18.2 million realized for the same period in 2002. Higher prices realized in the third quarter of 2003 were offset by lower liquids production volumes. The Company's liquids price averaged $35.06 per barrel in the third quarter, a 14% increase from the $30.76 per barrel realized during the same quarter in 2002. The Company's oil hedging program resulted in a loss of $0.38 per barrel in the third quarter, net of a foreign exchange hedge gain of $0.7 million or $1.87 per boe. The year to date 2003 average oil and liquids price of $34.57 per boe is 21% higher than in the same period of 2002.

     ROYALTIES

                                                THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                   SEPTEMBER 30,                     SEPTEMBER 30,
     ROYALTY ANALYSIS                      2003         2002     CHANGE         2003        2002      CHANGE
     -------------------------------------------------------------------------------------------------------
     Total ($000s)                       18,464       10,857        70%       62,277      31,999         95%
     Percentage of revenue                 24.4%        21.3%                   24.8%       21.7%

     Royalty expense, net of credits, for the three month and nine month periods ended September 30, 2003 totaled $18.5 million and $62.3 million, respectively. The effective overall royalty rate in the third quarter of 2003 was 24.4% compared to 21.3% during the same period in 2002. The Alberta Crown royalty structure imposes higher royalty rates at higher commodity prices and conversely, lower royalty rates at lower commodity prices.

OPERATING EXPENSES

                                                THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                   SEPTEMBER 30,                     SEPTEMBER 30,
     OPERATING COST ANALYSIS               2003         2002     CHANGE         2003        2002      CHANGE
     -----------------------               ----         ----     ------         ----        ----      ------
  Total ($000s)                          12,912       11,509        12%       37,976      33,364         14%
  Per boe                                  5.79         5.05                    5.51        4.96

     Third quarter 2003 total operating costs were flat with the second quarter of 2003. However, on a barrel of oil equivalent basis, operating costs were $5.79 per boe, an increase of $0.22 per boe as a result of decreased production from the plant turnarounds. On a boe basis, operating costs should normalize once constraints are eliminated and behind pipe production is tied in. Operating expenses for the third quarter of 2003 amounted to $12.9 million, an increase of 12% from the $11.5 million incurred during the same period last year.

     General and Administrative Expenses

     General and administrative expenses for the third quarter of 2003 were $3.0 million, comparable with the second quarter of 2003, and slightly higher than in the third quarter of 2002. Higher insurance costs and an increase in the salary costs of personnel contributed to the increase from the third quarter of 2002.

     Interest Expense

     Interest expense was $6.6 million in the quarter ended September 30, 2003, compared to $6.4 million in the third quarter of 2002, as a result of an increase in the Company's bank debt during the second quarter of 2003.

     DEPLETION, DEPRECIATION AND AMORTIZATION

                                                   THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                      SEPTEMBER 30,                     SEPTEMBER 30,
                                              2003         2002     CHANGE         2003        2002      CHANGE
     ----------------------------------------------------------------------------------------------------------
     Total ($000s)                          15,328       14,824         3%       44,808      41,251          9%
     Per boe                                  6.88         6.50                    6.50        6.13

     In the third quarter of 2003, the Company's depletion, depreciation and amortization expense, which includes a provision for the future costs of abandonments and restoration, was $15.3 million up from $14.8 million in the third quarter of 2002. On a barrel of oil equivalent basis, third quarter depletion and depreciation was $6.88 per boe as compared to $6.50 per boe in 2002.

     Capital expenditures on facilities has doubled in 2003 over 2002 as the Company worked to eliminate gathering and processing constraints. These costs are included in the depletion base, but have no impact on the depletion rate, which is driven by reserve adds and production.

     Income Taxes

     During the first half of 2003, a $37.1 million recovery of previously recorded future income taxes was recognized as a result of substantially enacted federal and provincial income tax rate reductions on income earned from resource activities. This gain is reflected in the future tax reduction for the nine months ended September 30, 2003.

                                                                THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,                     SEPTEMBER 30,
     PROVISION FOR FUTURE INCOME TAXES ($000S)                  2003            2002              2003            2002
     -----------------------------------------------------------------------------------------------------------------
     Future income taxes                                       9,128          (6,752)           44,124           2,542
     Future tax rate reduction                                    --          (1,340)          (37,130)         (1,340)
     -----------------------------------------------------------------------------------------------------------------
     Total                                                     9,128          (8,092)            6,994           1,202

     Operating Cash Flow and Net Earnings

     The Company's third quarter cash flow and net earnings benefited from higher commodity prices. Cash flow from operations in the current quarter was $34.9 million ($0.30 per share basic), a 76% increase compared to third quarter 2002 cash flow of $19.8 million ($0.17 per share basic). Net earnings for the quarter totaled $10.7 million ($0.09 per share basic) as compared with $1.4 million ($0.01 per share basic) earned in the third quarter of 2002.

     Cash flow from operations for the nine months ended September 30, 2003 was $122.9 million compared to $61.8 million recognized in the comparable period of 2002. Net earnings for the year to date were $107.3 million as compared to $15.9 million in the same period of 2002. In addition to increases in production and commodity prices, net earnings for the nine months ended September 30, 2003 benefited from an $37.8 million before tax unrealized foreign exchange gain on the Company's U.S. dollar denominated debt and a $37.1 million recovery of future income taxes due to a reduction in federal and provincial income tax rates on income earned from resource activities.

     Capital Expenditures

     In the third quarter of 2003, Compton incurred $53.2 million of exploration and development expenditures compared to $38.3 million in the same period of 2002. During the nine months ended September 30, 2003, the Company had capital expenditures of $148.7 million, up 84% over capital spending in the comparable period of 2002. The increase in exploration and development expenditures reflects the Company's expanded drilling program, land acquisitions, and ongoing facility work to eliminate constraints. Capital expenditures in the fourth quarter of 2003 are budgeted to be consistent with the third quarter of 2003.

     Compton's year to date 2003 capital expenditures are summarized as follows:

                                                            FIRST NINE MONTHS            FIRST NINE MONTHS
                                                                   2003                         2002
     Capital expenditures by category                      ($000s)          %            ($000s)         %
     ------------------------------------------------------------------------------------------------------
     Land and seismic                                     22,108           15           11,755          15
     Drilling and completions                             80,178           54           46,061          57
     Production facilities                                32,496           22           16,551          20
     Property acquisitions/dispositions, net              13,951            9            6,515           8
     ------------------------------------------------------------------------------------------------------
     Total capital expenditures                          148,733          100           80,882         100

     Liquidity and Capital Resources

     As at September 30, 2003, the Company's total outstanding debt, net of working capital, was $261.2 million. During the quarter, the Company renewed its credit facilities with its syndicate of Canadian lenders. The facility was set at $185.0 million, although a borrowing base of $240.0 million was established by syndicate members.

     The Company's working capital includes $55.2 million advanced to and receivable from Mazeppa Processing Partnership as interim funding for the acquisition of the Mazeppa and Gladys gas plants and related infrastructure in Southern Alberta. The Partnership is currently securing financing, the proceeds of which will be used to repay the note and fund expansions.

     Forward Looking Statements

     Management's Discussion and Analysis may contain certain forward-looking statements under the meaning of applicable securities laws. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although Compton believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projections of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

CONSOLIDATED BALANCE SHEETS
(thousands of dollars)
                                                        SEPTEMBER 30,           DECEMBER 31,
                                                             2003                   2002
----------------------------------------------------------------------------------------------
                                                         (unaudited)
Assets
Current
   Cash                                                 $      4,306            $    14,725
   Accounts receivable and other                              94,475                 80,689
   Note receivable (Note 2)                                   55,197                     --
----------------------------------------------------------------------------------------------
                                                             153,978                 95,414
Property and equipment                                       813,599                708,414
Deferred financing charges                                    11,969                 13,444
----------------------------------------------------------------------------------------------
                                                        $    979,546            $   817,272
----------------------------------------------------------------------------------------------
Liabilities
Current
   Bank debt (Note 3)                                   $    113,500            $    40,000
   Accounts payable                                           78,840                 63,275
----------------------------------------------------------------------------------------------
                                                             192,340                103,275
Senior term notes (Note 4)                                   222,816                260,634
Capital lease obligations                                         99                    126
Future income taxes (Note 9)                                 212,166                205,193
Future site restoration                                        2,675                  2,245
----------------------------------------------------------------------------------------------
                                                             630,096                571,473
Shareholders' Equity
Capital stock (Note 5)                                       129,137                128,079
Retained earnings                                            220,313                117,720
----------------------------------------------------------------------------------------------
                                                             349,450                245,799
----------------------------------------------------------------------------------------------
                                                        $    979,546            $   817,272
----------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(thousands of dollars, except per share amounts)
(unaudited)
                                         THREE MONTHS ENDED        NINE MONTHS ENDED
                                           SEPTEMBER 30,              SEPTEMBER 30,
                                         2003         2002         2003         2002
-------------------------------------------------------------------------------------------
Revenue
   Oil and gas revenues                  $  75,792    $  50,889    $ 251,541    $ 147,455
   Royalties, net                          (18,464)     (10,857)     (62,277)     (31,999)
-------------------------------------------------------------------------------------------
                                            57,328       40,032      189,264      115,456
Expenses
   Operating                                12,912       11,509       37,976       33,364
   General and administrative                3,027        2,673        8,977        7,401
   Interest and finance costs                6,632        6,397       19,782       12,957
   Depletion and depreciation               15,328       14,824       44,808       41,251
-------------------------------------------------------------------------------------------
                                            37,899       35,403      111,543       94,973
Foreign exchange (gain) loss                  (798)      11,153      (37,797)       2,688
Stock based compensation (Note 6(b))            --          (90)          --         (502)
-------------------------------------------------------------------------------------------
                                            37,101       46,466       73,746       97,159
-------------------------------------------------------------------------------------------
Earnings (loss) before taxes                20,227       (6,434)     115,518       18,297
-------------------------------------------------------------------------------------------
Taxes
   Future income taxes (recovery)            9,128       (8,092)       6,994        1,202
   Capital taxes                               412          211        1,193        1,150
-------------------------------------------------------------------------------------------
                                             9,540       (7,881)       8,187        2,352
-------------------------------------------------------------------------------------------
Net earnings                                10,687        1,447      107,331       15,945
Retained earnings, beginning of period     211,594      114,877      117,720      101,288
-------------------------------------------------------------------------------------------
                                           222,281      116,324      225,051      117,233
Premium on redemption of shares             (1,968)        (713)      (4,738)      (1,622)
-------------------------------------------------------------------------------------------
Retained earnings, end of period         $ 220,313    $ 115,611    $ 220,313    $ 115,611
-------------------------------------------------------------------------------------------
Earnings per share
   Basic                                 $    0.09    $    0.01    $    0.92    $    0.14

   Diluted (Note 7)                      $    0.09    $    0.01    $    0.88    $    0.13
-------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOW
(thousands of dollars)
(unaudited)
                                                THREE MONTHS ENDED        NINE MONTHS ENDED
                                                  SEPTEMBER 30,             SEPTEMBER 30,
                                                2003         2002         2003         2002
-------------------------------------------------------------------------------------------------
Cash derived from (applied to)
Operating activities
   Net earnings                                 $  10,687    $   1,447    $ 107,331    $  15,945
   Items not affecting cash
      Depletion and depreciation                   15,328       14,824       44,808       41,251
      Future income taxes                           9,128       (8,092)       6,994        1,202
      Amortization of deferred charges                536          428        1,603          679
      Unrealized foreign exchange (gain) loss        (809)      11,153      (37,818)       2,688
-------------------------------------------------------------------------------------------------
   Cash flow from operations                       34,870       19,760      122,918       61,765
   Change in non-cash working capital               3,388      (14,500)      (5,840)      (5,403)
-------------------------------------------------------------------------------------------------
                                                   38,258        5,260      117,078       56,362
-------------------------------------------------------------------------------------------------
Financing Activities
   Increase (decrease) in bank loan                 2,748       15,000       73,500     (215,000)
   Capital lease obligations                           (9)         (29)         (27)         (84)
   Issue of senior notes                               --           --           --      259,050
   Note receivable                                     --           --      (55,197)          --
   Deferred financing charges                          --           --         (129)     (14,435)
   Proceeds from share issues, net                    422          118        2,149          932
   Redemption of common shares                     (2,422)        (991)      (5,933)      (2,225)
   Change in non-cash working capital               5,623        7,304        4,247        7,304
-------------------------------------------------------------------------------------------------
                                                    6,362       21,402       18,610       35,542
-------------------------------------------------------------------------------------------------
   Cash available for investing activities         44,620       26,662      135,688       91,904
-------------------------------------------------------------------------------------------------
Investing Activities
   Property and equipment additions               (51,725)     (35,315)    (138,513)     (74,367)
   Property acquisitions                           (2,141)      (2,985)     (10,861)      (5,509)
   Property dispositions                              641           35          641          219
   Site restoration                                  (345)        (136)        (745)        (235)
   Change in non-cash working capital              13,256       22,071        3,371       (6,092)
-------------------------------------------------------------------------------------------------
                                                  (40,314)     (16,330)    (146,107)     (85,984)
-------------------------------------------------------------------------------------------------
Change in cash                                      4,306       10,332      (10,419)       5,920
Cash, beginning of period                              --          640       14,725        5,052
-------------------------------------------------------------------------------------------------
Cash, end of period                             $   4,306    $  10,972    $   4,306    $  10,972
-------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) September 30, 2003

1.   Basis of Presentation

     The consolidated financial statements of Compton Petroleum Corporation (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosure normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2002. The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2002.

2.   Note Receivable

     On June 18, 2003, the Company provided interim funding to Mazeppa Processing Partnership ("MPP") and advanced MPP $55.2 million to acquire the Mazeppa and Gladys gas plants and associated infrastructure. In exchange, the Company took back a demand interest bearing promissory note. MPP is a Limited Partnership, the General Partner of which, MPP Ltd., is a wholly owned subsidiary of the Company. MPP is currently arranging alternate financing which will be used to repay the promissory note and fund expansion of the facilities.

3.   Bank Credit Facilities

                                                SEPTEMBER 30,   DECEMBER 31,
                                                    2003           2002
--------------------------------------------------------------------------------
                                                  ($000's)        ($000's)
Authorized
   Extendible revolving credit facility         $  175,000      $  158,000
   Working capital facility                         10,000          10,000
--------------------------------------------------------------------------------
   Total                                        $  185,000      $  168,000
Utilized                                        $  113,500      $   40,000
--------------------------------------------------------------------------------

     Advances under the facilities can be drawn in either Canadian or U.S. funds. The facilities bear interest at the lenders' prime lending rate or at the Bankers' Acceptance rate or LIBOR plus a margin based on the ratio of total consolidated debt to cash flow, currently set at 0.20%, 1.20% and 1.20%, respectively. The facilities mature on July 7, 2004 and are secured by a first fixed and floating charge debenture covering all the Company's assets and undertakings.

4.   Senior Term Notes

                                                SEPTEMBER 30,   DECEMBER 31,
                                                    2003           2002
--------------------------------------------------------------------------------
                                                  ($000's)        ($000's)
Senior term notes (US$165,000,000)
   Proceeds on issuance                         $  259,051      $  259,051
   Unrealized foreign exchange (gain) loss         (36,235)          1,583
--------------------------------------------------------------------------------
                                                $  222,816      $  260,634
--------------------------------------------------------------------------------

     Senior term notes are comprised of US$165.0 million senior unsecured notes bearing interest at 9.90%, semi-annual, with principal repayable on May 15, 2009 and are subordinate to the Company's bank credit facilities.

     The Company entered into interest rate swap arrangements with its banking syndicate whereby interest paid by the Company on the US$165.0 million principal amount is based upon the 90 day Bankers' Acceptance rate plus 4.85%. This arrangement resulted in an effective interest rate of 8.16% during period ended September 30, 2003.

     Translation of the US$ denominated notes on September 30, 2003 resulted in the recognition of an unrealized foreign exchange gain of $37.8 million (2002 - $2.7 million loss).

5.   Capital Stock

a)   Issued and outstanding

                                                SEPTEMBER 30, 2003               DECEMBER 31, 2002
----------------------------------------------------------------------------------------------------------
                                               NUMBER                          NUMBER
                                             OF SHARES        AMOUNT         OF SHARES        AMOUNT
----------------------------------------------------------------------------------------------------------
                                                              ($000's)                        ($000's)
Common shares
   Balance, beginning of period              116,270,931    $    128,079     113,105,450    $    116,572
      Issued for cash, net                            --              --       3,085,175           9,711
      Issued for property                         15,000              80         350,000           1,225
      Issued for cash on exercise of options     886,071           2,172         526,506           1,397
      Repurchased for cash                    (1,079,100)         (1,194)       (796,200)           (826)
----------------------------------------------------------------------------------------------------------
   Balance, end of period                    116,092,902    $    129,137     116,270,931    $    128,079
----------------------------------------------------------------------------------------------------------

b)   Flow-through shares

     During 2002, common shares issued for cash include 3,085,175 common shares issued on a flow-through basis. Under the terms of the flow-through agreement, the Company is required to expend $17.6 million on qualifying oil and natural gas expenditures prior to December 31, 2003. As at September 30, 2003, all necessary expenditures have been made.

c)   Normal course issuer bid

     The Company's Normal Course Issuer Bid program commenced on March 10, 2003 and expires on March 9, 2004 unless terminated earlier by the Company. During the nine months ended September 30, 2003 - 1,079,100 common shares were purchased at an average price of $5.50 per share (December 31, 2002 - 796,200 shares at an average price of $3.80 per share). All common shares purchased under the program are subsequently cancelled by the Company.

6.   Stock-Based Compensation Plans

     The Company has implemented a Stock Option Plan for directors, officers and employees. At September 30, 2003 - 10,995,039 (December 31, 2002 - 10,356,528)
options with exercise prices between $0.60 and $6.10 were outstanding and exercisable at various dates to May 9, 2013. The exercise price of each option equals the market price of the Company's common shares on the date of the grant.

a)   Stock options

The following table summarizes information relating to share options:

                                SEPTEMBER 30, 2003        DECEMBER 31, 2002
--------------------------------------------------------------------------------
                                             WEIGHTED                WEIGHTED
                                              AVERAGE                 AVERAGE
                                 NUMBER      EXERCISE     NUMBER     EXERCISE
                               OF OPTIONS      PRICE    OF OPTIONS     PRICE
--------------------------------------------------------------------------------
Fixed options
   Outstanding, beginning      10,356,528    $   2.21  9,829,334    $   2.03
   Granted                      1,780,100        5.33  1,669,570        4.00
   Exercised                     (886,071)       2.48   (526,506)       2.65
   Cancelled                     (255,518)       4.62   (615,870)       3.83
--------------------------------------------------------------------------------
   Outstanding, ending         10,995,039    $   2.64 10,356,528    $   2.21
   Options exercisable, ending  7,765,441    $   1.80  7,691,288    $   1.63
--------------------------------------------------------------------------------

     The Company has elected to follow the intrinsic value method of accounting for stock-based compensation arrangements. Since all options are granted with an exercise price equal to the market price at the date of the grant, no compensation costs are charged to earnings at the time of the option grants. Had compensation costs for the Company's stock options been determined based on the fair market value at the grant dates of the awards consistent with the fair value method of accounting, the Company's net earnings and net earnings per share for the nine months ended September 30 would have been the pro forma amounts indicated below:

                                                  2003               2002
--------------------------------------------------------------------------------
Net earnings
   As reported ($000's)                       $   107,331         $   15,945
   Pro forma ($000's)                         $   105,426         $   14,362
Net earnings per common share - basic
   As reported                                $      0.92         $     0.14
   Pro forma                                  $      0.91         $     0.13
Net earnings per common share - diluted
   As reported                                $      0.88         $     0.13
   Pro forma                                  $      0.86         $     0.12

     The weighted average fair market value of options granted in the nine months ended September 30, 2003 and 2002 are $3.37 and $3.09 per option, respectively. The fair value of each option granted was estimated on the date of grant using the Modified Black-Scholes option-pricing model with the following assumptions:

                                                  2003               2002
--------------------------------------------------------------------------------
Risk-free interest rate                               4.8%               5.5%
Estimated hold period prior to exercise (years)         7                 10
Volatility in the price of the Company's shares     56.21%             63.29%

b)   Share appreciation rights

     Handbook Section 3870, also requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed options. During the period ended September 30, 2003, there were no significant compensation costs related to the outstanding variable component of these options (September 30, 2002 - $502,000). The liability related to the variable component of these options amounts to $2.4 million, which is included in accounts payable as at September 30, 2003 (December 31, 2002 - $3.2 million).

7.   Per Share Amounts

     The following table summarizes the common shares used in calculating net earnings per common share under the treasury stock method:

                                   THREE MONTHS ENDED   NINE MONTHS ENDED
                                     SEPTEMBER 30,        SEPTEMBER 30,
                                    2003      2002      2003      2002
--------------------------------------------------------------------------------
                                   (000's)   (000's)   (000's)   (000's)
Weighted average common
   shares outstanding - basic     116,329   113,353   116,354   113,428
Effect of dilutive shares           6,083     4,586     5,810     4,586
--------------------------------------------------------------------------------
Weighted average common
   shares outstanding - diluted   122,412   117,939   122,164   118,014
--------------------------------------------------------------------------------

     No adjustments were required to reported earnings in computing diluted per share amounts.

8.   Financial instruments and risk management

     The Company is exposed to fluctuations in commodity prices, Canada/U.S. exchange rates and interest rates. The Company, when appropriate, utilizes financial instruments to manage its exposure to these risks.

a)   Commodity price risk management

     The Company enters into hedge transactions on crude oil and natural gas to mitigate commodity price risk. Oil and gas revenues for the nine months ended September 30, 2003 include losses of $5.7 million on these transactions.

     The following table outlines the financial agreements in place at September 30, 2003:

                                                                                            UNRECOGNIZED
                                                  DAILY                                        MARK TO
                                                 NOTIONAL             PRICES                    MARKET
                                  TERM            VOLUME             RECEIVED                GAIN/(LOSS)
---------------------------------------------------------------------------------------------------------
                                                                                               ($000s)
Natural gas
   Collar                   Apr 03 - Oct 03     33,333 mcf      $5.14/mcf - $6.69/mcf              21
   Collar                   Nov 03 - Mar 04      4,762 mcf      $5.78/mcf - $9.45/mcf             307
   Fixed price contract     Apr 03 - Oct 03      4,762 mcf      $6.85/mcf                         268
Crude oil
   Fixed price contract     Jan 03 - Dec 03      1,500 bbls     US$26.87/bbl                  US$(326)
   Collar                   Jan 03 - Dec 03        500 bbls     US$23.50/bbl - US$27.00/bbl   US$(121)

b)   Foreign currency and interest rate risk management

     As at September 30, 2003, there was no change to the Company's foreign currency and interest rate risk management programs from that disclosed at December 31, 2002. The unrecognized gain on currency swaps associated with commodity price risk was $1.0 million and the unrecognized loss on interest rate swaps, note 4, was $2.1 million.

9.   Future Income Taxes

     During the second quarter of 2003, federal and provincial tax rate reductions were substantively enacted for purposes of Canadian Generally Accepted Accounting Principles. The Canadian Federal Government introduced legislation to reduce the corporate income tax rate on resource income from 28.0% to 21.0% to be phased in over a five year period starting January 1, 2003 and also plans for the elimination of the existing 25.0% resource allowance and the deductibility of crown royalties paid. The Government of Alberta introduced legislation to reduce its corporate income tax rate from 13.0% to 12.5% effective April 1, 2003. The effect of these changes has been recognized during the second quarter of 2003 resulting in a future income tax expense recovery of $37.1 million.

10.  Supplemental Cash Flow Information

     Amounts actually paid during the period relating to interest expense and capital taxes are as follows:

                                  THREE MONTHS ENDED   NINE MONTHS ENDED
                                     SEPTEMBER 30,        SEPTEMBER 30,
                                    2003      2002      2003      2002
--------------------------------------------------------------------------------
                                  ($000's)  ($000's)  ($000's)   ($000's)
Interest paid                     $   884   $ 1,085  $ 12,982    $ 3,954
Capital taxes paid                     --        --     1,486      1,133
--------------------------------------------------------------------------------
                                  $   884   $ 1,085  $ 14,468    $ 5,087
--------------------------------------------------------------------------------

11.  Reclassification

     Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2003.

--------------------------------------------------------------------------------

CONFERENCE CALL

     Compton will be conducting a conference call and audio webcast on November 21, 2003 at 9:00 a.m. Mountain Standard Time (11:00 a.m. EST) to discuss the Company's 2003 third quarter results. To participate in the conference call, please contact the Conference Operator at 8:50 a.m. (MST), ten minutes prior to the call.

Conference Operator Dial-in Number:     Toll-Free     1-800-814-4861
                                        Local Toronto 1-416-640-4127

Audio webcast:
English Event URL:
http://www.newswire.ca/en/webcast/viewEvent.cg?eventID=694540
French Event URL: http://www.cnw.ca/fr/webcasat/viewEvent.cgi?eventID=694540

     The audio replay will be available two hours after the conclusion of the conference call and will be accessible until November 28, 2003. Callers may dial toll-free 1-877-289-8525 and enter Access Code 21027040 (followed by the pound key).

For further information:  E.G. Sapieha, President and CEO or N.G. Knecht,
VP Finance and CFO, Telephone: (403) 237-9400, Fax: (403) 237-9410; Webbsite: www.comptonpetroleum.com, Email: investorinfo@comptonpetroleum.com